Exhibit 99.3

APRIL 28, 2016

Management’s Discussion and Analysis

INTRODUCTION

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. The information in this section should be read in conjunction with the unaudited condensed consolidated interim financial statements and the audited annual financial statements and annual MD&A in the 2015 Annual Report.

In this MD&A, “Norbord” or the “Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of a controlling equity interest in the Company.

Annual financial data provided has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interim financial data has been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (CSA) at www.sedar.com and on the EDGAR section of the US Securities and Exchange Commission website at www.sec.gov. All financial references in the MD&A are stated in US dollars, unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As a MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, whose requirements are different from those of the United States.

This MD&A provides financial and operating results for the three month period ended March 26, 2016 and additional disclosure of material information, if any, up to and including the date of issue being April 28, 2016.

Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis, are non-IFRS financial measures described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings (loss) have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

BUSINESS OVERVIEW & STRATEGY

Norbord is a leading global manufacturer of wood-based panels with 17 plant locations in the United States (US), Canada and Europe. After the completion of the merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015, Norbord became the largest global producer of oriented strand board (OSB) with annual capacity of 8 billion square feet (Bsf) (3/8-inch basis). In North America, Norbord owns 13 OSB production facilities located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB production facility, two particleboard mills and one medium density fibreboard (MDF) mill in the United Kingdom (UK) and one OSB production facility in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe with approximately 80% of its panel production capacity in North America and 20% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia.

Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle.

Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). At period-end, Norbord had unutilized liquidity of $321 million, comprising $14 million in cash, $237 million in unutilized revolving bank lines and $70 million undrawn under its accounts receivable securitization program.

MERGER WITH AINSWORTH

On March 31, 2015, Norbord completed its merger with Ainsworth (the Merger) and Ainsworth became a wholly-owned subsidiary of Norbord.

The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s track record of innovation in product development. It also allows Norbord to better serve the Company’s North American customers as well as gain access to small but growing Asian markets. Norbord expects to realize Merger synergies of $45 million annually, and the Company has already

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

captured $22 million since the Merger ($32 million on an annualized run rate basis) from reduced corporate overhead costs, optimization of sales and logistics, procurement savings and the sharing of operational best practices post merger. Since the Merger, the Company has incurred one-time costs of $8 million to achieve these synergies, of which $7 million was incurred in 2015 and $1 million to-date in 2016.

The Company has elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

As Norbord and Ainsworth now operate as a single company, this MD&A reviews the combined company’s performance for all periods presented. All prior period comparatives have been restated as if the companies had always been combined, except where noted.

NYSE LISTING

On February 19, 2016, the Company’s shares began trading on the New York Stock Exchange (NYSE) under the symbol “OSB”. In conjunction with the NYSE listing, the Company changed its Toronto Stock Exchange (TSX) ticker symbol to “OSB”.

SUMMARY

North American OSB demand continues to improve, driven by a gradual rebound in new home construction and continued growth in repair and remodel and industrial markets. In the first quarter of 2016, US housing starts were up 15% compared to the same period last year, with single-family starts 22% higher. North Central benchmark price averaged $226 per Msf for the quarter, down 7% against the previous quarter but up 17% against the same quarter last year. Norbord’s North American operating mills produced at higher capacity utilization in the first quarter of 2016 relative to the prior quarter and same quarter last year, primarily due to fewer maintenance shutdown days and reduced production curtailments at certain mills.

Norbord’s European panel business continues to generate steady financial results as demand in the Company’s core markets in the UK and Germany remains strong. The European mills produced at higher capacity utilization in the first quarter of 2016, relative to both the prior quarter and the same quarter last year due to record productivity at three of the four panel lines.

Norbord generated operating income of $39 million in the first quarter of 2016, up from operating income of $33 million in the fourth quarter of 2015 and up from an operating loss of $6 million in the first quarter of 2015. Norbord recorded earnings of $23 million ($0.27 per basic and diluted share) in the first quarter of 2016 versus earnings of $13 million ($0.15 per basic and diluted share) in the fourth quarter of 2015 and a loss of $37 million ($0.43 loss per basic and diluted share) in the first quarter of 2015.

Excluding the impact of non-recurring items (including costs related to the $315 million senior secured notes due 2017 of Ainsworth (Ainsworth Notes)) and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $20 million ($0.23 per basic and diluted share) in the first quarter of 2016 compared to $16 million ($0.19 per basic and diluted share) in the fourth quarter of 2015 and an Adjusted loss of $14 million ($0.16 loss per basic and diluted share) in the first quarter of 2015.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2016	Q4 2015	Q1 2015
Earnings (loss)	$23	$13	$(37)
Add: Merger transaction costs	—	—	7
Add: Other costs incurred to achieve Merger synergies	1	3	1
Add: Foreign exchange loss on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Add: Reported income tax expense (recovery)	3	6	(14)

Adjusted pre-tax earnings (loss)	27	22	(19)
Less: Income tax (expense) recovery at statutory rate(1)	(7)	(6)	5

Adjusted earnings (loss)	$20	$16	$(14)

(1)	Represents Canadian combined federal and provincial statutory rate.

Against this market backdrop described above, Norbord generated Adjusted EBITDA of $61 million in the first quarter of 2016 versus $57 million in the fourth quarter of 2015 and $16 million in the first quarter of 2015. On the controllable side of the business, Norbord generated $9 million of Margin Improvement Program (MIP) gains in the first quarter of 2016, measured relative to 2015 at constant prices and exchange rates, primarily from higher productivity and lower raw material usages.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2016	Q4 2015	Q1 2015
Earnings (loss)	$23	$13	$(37)
Add: Finance costs	13	14	14
Add: Depreciation and amortization	21	21	21
Add: Income tax expense (recovery)	3	6	(14)
Add: Merger transaction costs	—	—	7
Add: Other costs incurred to achieve Merger synergies	1	3	1
Add: Foreign exchange loss on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)

Adjusted EBITDA	$61	$57	$16

Home construction activity, particularly in the US, influences OSB demand and pricing. With 80% of the Company’s panel capacity located in North America, fluctuations in North American OSB demand and prices significantly affect Norbord’s results. Year-to-date, approximately 55% of Norbord’s North American OSB sales volume went into the new home construction sector. The remainder went into repair and remodelling, light commercial construction, industrial applications and export markets. Management believes this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. As the US housing market recovery progresses, management expects Norbord’s shipment volume to the new home construction sector will continue to grow.

On the input cost side, fluctuations in raw material input prices significantly impact operating costs. Resin, wood fibre and energy account for approximately 65% of Norbord’s OSB cash production costs. The prices for these commodities are determined by economic and market conditions. In the first quarter of 2016, resin prices were in line with prior quarter but significantly lower than the same quarter last year. As the resin used in the OSB manufacturing process is a petrochemical product, its price is expected to remain at these lower levels consistent with the current low price of oil. Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usages and improve productivity to offset potentially higher uncontrollable costs.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

The long-term fundamentals that support North American housing and OSB demand such as new household formations and immigration are predicted to be strong. Norbord’s European operations and Asian exports are exposed to different market dynamics relative to North America and this has provided meaningful market and geographic diversification for the Company. Combined with Norbord’s strong financial liquidity and solid customer partnerships, the Company is well positioned to benefit from the continuing recovery in the US housing markets and growing demand in the Company’s core European and Asian markets.

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	Q1 2016	Q4 2015	Q1 2015
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	18%	15%	4%
Return on equity (ROE)(1)	16%	11%	(10)%
Cash provided by (used for) operating activities	3	56	(52)
Per Common Share
Earnings (loss), basic and diluted	0.27	0.15	(0.43)
Adjusted earnings (loss), basic and diluted(1)	0.23	0.19	(0.16)
Cash provided by (used for) operating activities(1)	0.04	0.66	(0.61)
Dividends declared(2)	0.10	0.10	0.25

SALES AND EARNINGS
Sales	384	415	351
Operating income (loss)	39	33	(6)
Adjusted EBITDA(1)	61	57	16
Earnings (loss)	23	13	(37)
Adjusted earnings (loss) (1)	20	16	(14)

Total assets	1,670	1,633	1,738
Long-term debt(3)	745	745	749
Net debt for financial covenant purposes(1,4)	749	751	442
Net debt to capitalization, market basis(1,4)	32%	32%	29%
Net debt to capitalization, book basis(1,4)	50%	51%	53%

KEY STATISTICS Shipments (MMsf–3/8”)
North America	1,337	1,459	1,254
Europe	435	425	424
Indicative Average OSB Price
North Central ($/Msf–7/16”)	226	242	193
South East ($/Msf–7/16”)	215	221	175
Western Canada ($/Msf–7/16”)	191	204	159
Europe (€/m3)(5)	230	226	232

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Dividends declared per share stated in Canadian dollars.
(3)	Includes current and non-current long-term debt.
(4)	Q1-2015 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.
(5)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Sales

Total sales in the quarter were $384 million, compared to $415 million in the previous quarter and $351 million in the first quarter of 2015. Quarter-over-quarter, total sales decreased by $31 million or 7%. In North America, sales decreased by 8% due to lower shipment volumes primarily attributed to 12 fewer fiscal days in the current quarter. In Europe, sales decreased by 6% due to the translation impact of the weaker Pound Sterling versus the US dollar, partially offset by higher shipment volumes. Year-over-year, sales

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

increased by $33 million or 9%. In North America, sales increased by 17% year-over-year due to significantly higher OSB prices and 7% higher shipment volumes. In Europe, sales decreased by 6% year-over-year due to the translation impact of the weaker Pound Sterling versus the US dollar and lower average panel prices, partially offset by 3% higher shipment volumes.

Markets

In North America, demand from US housing continues to improve. Year-to-date US housing starts were up 15% versus the same period in 2015 and permits were 7% higher. Single-family starts (which use approximately three times more OSB than multi-family) increased by 22%. The seasonally-adjusted annualized rate was 1.09 million in March, 14% higher than the pace at this time last year and the single-family pace was 23% higher. The consensus forecast from US housing economists stands at approximately 1.23 million starts in 2016, which suggests an 11% improvement over last year. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million.

North American benchmark OSB prices in the first quarter of 2016 were below the levels seen in the fourth quarter of 2015, but increased significantly from a year ago as new home construction activity and OSB demand continues to improve. OSB prices moderated somewhat in February before recovering in March as the spring building season ramped up, and the North Central benchmark price finished the quarter at $225 per Msf (7/16-inch basis). North Central benchmark price averaged $226 per Msf for the quarter, compared to $242 per Msf in the previous quarter and $193 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American capacity is located, benchmark prices averaged $215 per Msf in the quarter, compared to $221 per Msf in the prior quarter and $175 per Msf in the same quarter last year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, benchmark prices averaged $191 per Msf, compared to $204 per Msf in the prior quarter and $159 per Msf in the same quarter last year.

In Europe, Norbord’s core European panel markets in the UK and Germany experienced strong demand growth in the first quarter. First quarter average panel prices were in line with the previous quarter and 4% lower than the same quarter last year. OSB prices bottomed in the UK and continued to rise on the continent, resulting in average prices that were 3% lower year-over-year but 5% higher than the prior quarter. MDF and particleboard prices, however, were under pressure in the first quarter of 2016 on increased import competition, and were 5% lower year-over-year and 3% lower quarter-over-quarter.

Historically, the UK has been a net importer of panel products. For the past several years, the Pound Sterling has been weaker relative to the Euro which has been advantageous to Norbord’s primarily UK-based operations as it has improved sales opportunities within the UK and supported Norbord’s export program into the continent. During the first quarter of 2016, the Pound Sterling weakened from a high of 1.36 to a low of 1.26 against the Euro in response to uncertainty about the upcoming June “Brexit” (potential UK withdrawal from the European Union) referendum and is currently at 1.29.

Operating Results

Adjusted EBITDA (US $ millions)	Q1 2016	Q4 2015	Q1 2015
North America	$53	$51	$11
Europe	10	10	7
Unallocated	(2)	(4)	(2)

Total	$61	$57	$16

Norbord generated Adjusted EBITDA of $61 million in the first quarter of 2016, compared to $57 million in the fourth quarter of 2015 and $16 million in the first quarter of 2015. Quarter-over-quarter, Adjusted

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

EBITDA was higher primarily due to fewer maintenance shutdown days partially offset by the lower shipments volume impact of 12 fewer fiscal days in the current quarter. Year-over-year, Adjusted EBITDA improved significantly due to higher North American OSB prices, higher shipment volumes, lower resin and energy prices, improved raw material usages and the foreign exchange benefit of a weaker Canadian dollar, partially offset by lower panel prices in Europe.

Adjusted EBITDA Variance

The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	Q1 2016 vs. Q4 2015	Q1 2016 vs. Q1 2015
Adjusted EBITDA – current period	$61	$61
Adjusted EBITDA – comparative period	57	16

Variance	4	45

Mill nets(1)	—	20
Volume(2)	(5)	7
Key input prices(3)	1	8
Key input usage(3)	(1)	4
Mill profit share and bonus	(1)	(1)
Other operating costs and foreign exchange(4)	10	7

Total	$4	$45

(1)	The mill nets variance represents the estimated impact of change in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	The key inputs include fibre, resin, wax and energy.
(4)	The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, and maintenance.

North America

Norbord’s North American operations generated $53 million in Adjusted EBITDA in the first quarter of 2016 versus $51 million in the fourth quarter of 2015 and $11 million in the first quarter of 2015. Quarter-over-quarter, the benefit of fewer maintenance shutdown days and related costs were mostly offset by the lower shipments volume impact of 12 fewer fiscal days in the current quarter. Year-over-year, the higher Adjusted EBITDA is due to higher OSB prices, higher shipment volumes, lower resin prices, lower raw material usage and the foreign exchange benefit of a weaker Canadian dollar.

Norbord’s North American OSB cash production costs per unit (excluding mill profit share) decreased by 4% compared to the fourth quarter of 2015 and 8% compared to the first quarter of 2015. Quarter-over-quarter, unit costs declined as a result of fewer maintenance shutdown days, lower labour and benefits costs, and the benefit of a weaker Canadian dollar, partially offset by the lower production volume impact of 12 fewer fiscal days. Year-over-year, the lower unit cost was primarily driven by the benefit of a weaker Canadian dollar, lower resin prices, improved raw material usages and improved productivity.

Production has remained indefinitely suspended at the Huguley, Alabama mill since the first quarter of 2009, and at the Val-d’Or, Quebec mill since the third quarter of 2012. Norbord does not currently expect to restart its curtailed mill in Val-d’Or, Quebec in 2016, but will continue to monitor market conditions. As previously announced, Norbord continues to rebuild the press line at the curtailed Huguley, Alabama mill to prepare it for future restart. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product. These two mills represent 12% of Norbord’s annual estimated capacity in North America.

Excluding the indefinitely curtailed mills (Huguley, Alabama and Val-d’Or, Quebec), Norbord’s operating mills produced at 92% of their stated capacity in the first quarter of 2016 compared to 84% capacity in the fourth quarter of 2015 and 86% in the first quarter of 2015. Quarter-over-quarter, capacity utilization (based

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

on fiscal days in each period) increased due to fewer maintenance shutdown days. Year-over-year, capacity utilization increased due to fewer maintenance shutdown days and improved productivity.

Europe

Norbord’s European operations generated $10 million in Adjusted EBITDA, in line with the fourth quarter of 2015 and $3 million higher than the first quarter of 2015. Quarter-over-quarter, Adjusted EBITDA was unchanged as higher OSB prices and the benefit of lower maintenance costs were offset by seasonally slower shipment volumes and lower particleboard and MDF prices. Year-over-year, the increase in Adjusted EBITDA was a result of lower raw material prices, improved usages and higher shipment volumes partially offset by lower panel prices.

Norbord’s European mills produced at 100% of stated capacity in the quarter compared to 95% in the fourth quarter of 2015 and 94% in the first quarter of 2015. Quarter-over-quarter, capacity utilization increased due to fewer maintenance shutdown days. Year-over-year, capacity utilization increased due to improved productivity.

Margin Improvement Program

Margin improvement represents the Company’s single most important operating focus. The Company realized MIP gains of $9 million in the quarter measured relative to 2015 at constant prices and exchange rates. Contributions to MIP included improved productivity, raw material usage reduction initiatives and contract labour reductions. Merger synergies and returns on the Company’s recent capital investments (such as fines screening technology) also contributed to the MIP gains.

FINANCE COSTS, COSTS ON AINSWORTH NOTES, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	Q1 2016	Q4 2015	Q1 2015
Finance costs	$(13)	$(14)	$(14)
Foreign exchange loss on Ainsworth Notes	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	—	4
Depreciation and amortization	(21)	(21)	(21)
Income tax (expense) recovery	(3)	(6)	14

Finance Costs

Finance costs include interest expense on long-term debt and program fees on accounts receivable securitization drawings, and are consistent across all comparative periods.

Foreign Exchange Loss on Ainsworth Notes

The Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. As a result, upon revaluation to Canadian dollars, Ainsworth recorded foreign exchange losses due to the strengthening of the US dollar.

Gain on Derivative Financial Instrument on Ainsworth Notes

The Ainsworth Notes contained an embedded call option and this derivative was recorded initially at fair value with subsequent revaluation gains and losses recorded in earnings. This derivative was extinguished when the Ainsworth Notes were redeemed prior to maturity.

Depreciation and Amortization

The Company uses the units-of-production method to depreciate its production equipment and fluctuations in depreciation expense reflect relative changes in production levels by mill. Amortization expense is in line with the prior year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Income Tax

A tax expense of $3 million was recorded on pre-tax income of $26 million in the first quarter of 2016. The effective tax rate differs from the statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain income tax recoveries.

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	Q1 2016	Q4 2015	Q1 2015
Cash provided by (used for) operating activities	$3	$56	$(52)
Cash provided by (used for) operating activities per share	0.04	0.66	(0.61)

Operating working capital	172	125	146
Total working capital	185	134	196
Investment in property, plant and equipment & intangible assets	11	27	13
Net debt to capitalization, market basis(1)	32%	32%	29%
Net debt to capitalization, book basis(1)	50%	51%	53%

(1)	Q1-2015 figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.

At period-end, the Company had unutilized liquidity of $321 million, comprising $14 million in cash, $237 million in revolving bank lines and $70 million undrawn under its accounts receivable securitization program, which the Company believes is sufficient to fund expected short-term cash requirements.

Senior Secured Notes Due 2017

The Company’s $200 million senior secured notes due February 2017 bear an interest rate that varies with the Company’s credit ratings. The interest rate has been 7.70% since August 15, 2013. The Company intends to permanently repay these notes at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program.

Senior Secured Notes Due 2020

The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.

Senior Secured Notes Due 2023

The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.

Revolving Bank Lines

The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date for $225 million of the total aggregate commitment is May 2018 (the remaining $20 million commitment matures in May 2016). The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2017, 2020 and 2023 senior secured notes.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $450 million and maximum net debt to capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at period-end:

•	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

•	changes to other comprehensive income subsequent to January 1, 2011 is excluded;

•	intangible assets are excluded; and

•	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash, plus letters of credit issued and any bank advances. At period-end, the Company’s tangible net worth was $740 million and net debt for financial covenant purposes was $749 million. Net debt to capitalization, book basis, was 50%. The Company was in compliance with the financial covenants at period-end.

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Mar 26, 2016	Dec 31, 2015
Long-term debt, principal value	$755	$755
Add: Other long-term debt	55	30
Less: Cash	(14)	(9)

Net debt	796	776
Less: Other long-term debt	(55)	(30)
Add: Letters of credit	8	5

Net debt for financial covenant purposes	749	751

Shareholders’ equity	527	519
Less: Intangible assets	(19)	(18)
Add: Other comprehensive income movement(1)	56	47
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21

Tangible net worth for financial covenant purposes	740	724

Total capitalization	$1,489	$1,475

Net debt to capitalization, market basis	32%	32%
Net debt to capitalization, book basis	50%	51%

(1)	Cumulative subsequent to January 1, 2011.

Accounts Receivable Securitization

The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset de-recognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $139 million in trade accounts receivable, and Norbord recorded cash proceeds of $55 million relating to this financing program as Other long-term debt. The level of trade accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as Other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as Finance costs. During the quarter, the utilization charge ranged from 1.5% to 2.0%. The Company intends to repay its current drawings using cash on hand and cash generated from operations.

The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at April 28, 2016, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Other Liquidity and Capital Resources

Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, was $172 million at period-end compared to $125 million at the end of the prior quarter and $146 million at March 28, 2015. The Company aims to continuously minimize the amount of capital held as operating working capital and takes actions to manage it at minimal levels.

Quarter-over-quarter, operating working capital increased by $47 million primarily due to higher accounts receivable and inventory. Higher accounts receivable is primarily due to higher North American sales volumes in March 2016 relative to December 2015. Higher inventory is the result of the annual seasonal log inventory build in the northern mills in North America.

Year-over-year, operating working capital increased by $26 million primarily due to higher accounts receivable and inventory. Higher accounts receivable is primarily due to higher North American sales volume and higher OSB prices. Higher inventory is a result of better weather conditions for building seasonal log inventory at the northern mills in the first quarter of 2016 as well as the continued ramp up of production at the High Level, Alberta mill.

Total working capital, which includes operating working capital plus cash and income tax receivable less bank advances and tax payable, was $185 million as at the end of the first quarter of 2016, compared to $134 million at December 31, 2015 and $196 million at March 28, 2015. Quarter-over-quarter, the increase is primarily attributed to the higher operating working capital. Year-over-year, the decrease is primarily attributed to the lower cash balance, partially offset by the higher operating working capital.

Operating activities generated $3 million of cash or $0.04 per share in the first quarter of 2016, compared to $56 million or $0.66 per share generated in the prior quarter and $52 million or $0.61 per share consumed in the first quarter of 2015. The lower generation of cash versus the prior quarter is mainly attributed to the seasonal increase in operating working capital in the first quarter of 2016. The generation of cash versus the consumption of cash in the prior year quarter is primarily the result of higher Adjusted EBITDA results in the current quarter.

INVESTMENTS AND DIVESTITURES

Investments

Investment in property, plant and equipment and intangible assets was $11 million in the first quarter of 2016 compared to $27 million in the prior quarter and $13 million in the first quarter of 2015. The decrease versus the prior quarter is primarily attributable to the larger scope of the capital projects undertaken in the prior quarter.

Norbord’s 2016 investment in property, plant and equipment and intangible assets is budgeted at $75 million (excluding the Inverness project described below). The investment plan for the current year includes further process debottlenecking and manufacturing cost reduction projects under the Company’s multi-year capital reinvestment strategy. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

Inverness Project

In January 2016, the Board of Directors approved the investment of $135 million over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill. Key supplier negotiations and site preparation activities commenced during the quarter with construction work to start in the second quarter of 2016. The Company has decided to move the unused second press from its Grande Prairie, Alberta mill for use in this project. This is expected to shorten the project timeline by up to six months. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending is expected to be $45 million in 2016. The investment will be funded with cash on

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.

CAPITALIZATION

At April 28, 2016, there were 85.5 million common shares outstanding. In addition, 2.2 million stock options were outstanding, of which 55% were fully vested.

Dividends

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors (the Board) has declared the following dividends and has adjusted the level twice to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities:

(in CAD $)	Quarterly dividend declared per common share
Q2-2013 to Q4-2014	$0.60
Q1-2015 & Q2-2015	0.25
Q3-2015 to Q1-2016	0.10

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

FINANCIAL INSTRUMENTS

The Company utilizes various derivative financial instruments to manage risk and make better use of capital. The fair values of these instruments are reflected on the Company’s balance sheet and are disclosed in note 11 to the condensed consolidated interim financial statements.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the quarter.

The Company periodically engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered were less than $1 million (2015 – less than $1 million).

Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $10 million (2015 – $8 million) were made to Interex. At period-end, $3 million (December 31, 2015 – $3 million) due from Interex was included in accounts receivable.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

SELECTED QUARTERLY INFORMATION

	2016				2015			2014
(US $ millions, except per share information, unless otherwise noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	18%	15%	8%	5%	4%	4%	5%	12%
Return on equity (ROE)(1)	16%	11%	(3)%	(9)%	(10)%	(8)%	(6)%	4%
Cash provided by (used for) operating activities	3	56	23	(3)	(52)	9	34	16
Cash provided by (used for) operating activities per share(1)	0.04	0.66	0.27	(0.04)	(0.61)	0.11	0.40	0.19

SALES AND EARNINGS
Sales	384	415	378	365	351	372	409	419
Operating earnings (loss)	39	33	8	(4)	(6)	(9)	(2)	25
Adjusted EBITDA(1)	61	57	30	19	16	14	19	46
Earnings (loss)	23	13	(9)	(23)	(37)	(26)	(29)	23
Adjusted earnings (loss) (1)	20	16	(4)	(12)	(14)	(16)	(11)	9
PER COMMON SHARE EARNINGS
Earnings (loss), basic and diluted	0.27	0.15	(0.11)	(0.27)	(0.43)	(0.30)	(0.34)	0.27
Adjusted earnings (loss), basic and diluted(1,2)	0.23	0.19	(0.05)	(0.14)	(0.16)	(0.18)	(0.13)	0.11
Dividends declared(3)	0.10	0.10	0.10	0.25	0.25	0.60	0.60	0.60

KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,337	1,459	1,409	1,375	1,254	1,312	1,366	1,367
Europe	435	425	453	438	424	401	433	395
Indicative Average OSB Price
North Central ($/Msf–7/16”)	226	242	204	193	193	216	216	219
South East ($/Msf–7/16”)	215	221	176	174	175	181	177	199
Western Canada ($/Msf–7/16”)	191	204	158	152	159	172	187	206
Europe (€/m3)(4)	230	226	220	218	232	248	258	269

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
(2)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for Q2-14 was $0.10.
(3)	Dividends declared per share stated in Canadian dollars.
(4)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair and remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.

Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.

The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7/16-inch basis) change in the North American OSB price, when all operations (including the indefinitely curtailed Huguley, Alabama and Val-d’Or, Quebec mills) are running at full capacity, is approximately $58 million. Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further,

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.

Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy which had been increasing as the broader US economic recovery gained traction. However, prices for resin, a petroleum-based product, started trending down along with oil prices in the fourth quarter of 2014, reversing a decade-long upward trend. The Company expects to continue to benefit from lower resin prices as long as global oil prices remain under pressure.

Norbord has exposure to the Canadian dollar related to certain Canadian dollar denominated manufacturing costs as approximately 37% of its panel production capacity is located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $3 million when all six of Norbord’s Canadian OSB mills operate at capacity.

Items not related to ongoing business operations that had a significant impact on quarterly results include:

Merger Transaction Costs—Included in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of transaction costs related to the Merger. Included in the first quarter of 2015 is $7 million ($0.08 per basic and diluted share) of transaction costs related to the Merger. Included in the fourth quarter of 2014 is $9 million ($0.11 per basic and diluted share) of transaction costs related to the Merger. Included in the third quarter of 2014 is $1 million ($0.01 per basic and diluted share) of transactions costs related to the Merger.

Severance and Other Costs Incurred to Achieve Merger Synergies - Included in the second quarter of 2015 is $2 million ($0.02 per basic and diluted share) of severance costs incurred to achieve synergies from the Merger. Included in the first quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the fourth quarter of 2015 is $3 million ($0.03 per basic and diluted share) and in the second quarter of 2015 is $1 million ($0.01 per basic and diluted share) of similar costs. Included in the first quarter of 2015 is $1 million ($0.01 per basic and diluted share) of costs associated with the immediate vesting of certain Ainsworth stock options upon closing of the Merger.

Costs on Early Debt Extinguishment—Included in the second quarter of 2015 is a $13 million ($0.15 per basic and diluted share) premium paid on the early redemption of the Ainsworth Notes, an $11 million ($0.13 per basic and diluted share) write-off of the related financial instrument on the call options embedded in the Ainsworth Notes and a related $1 million ($0.01 per basic and diluted share) write-off of net unamortized debt issue costs.

Income Taxes – Included in the fourth quarter of 2014 is a $7 million ($0.08 per basic and diluted share) income tax recovery and included in the third quarter of 2014 is a $5 million ($0.06 per basic and diluted share) income tax recovery. These amounts are comprised of: (i) the recognition and utilization of certain tax assets that offset taxes previously expensed; and (ii) the recognition of previously unrecognized deferred tax assets as a result of reassessments of probability of future recovery of these assets.

Foreign Exchange Loss on Ainsworth Notes – Included in the first quarter of 2015 is a $28 million ($0.33 per basic and diluted share) foreign exchange loss due to the revaluation of the Ainsworth Notes to Canadian dollars since the Ainsworth Notes were denominated in US dollars and Ainsworth’s functional currency was Canadian dollars prior to the Merger. Revaluation gains or losses included in the fourth, third and second quarter of 2014 are an $11 million ($0.13 per basic and diluted share) foreign exchange loss, a $16 million ($0.19 per basic and diluted share) foreign exchange loss and an $11 million ($0.13 per basic and diluted share) foreign exchange gain, respectively.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Gain (Loss) on Derivative Financial Instrument on Ainsworth Notes –Included in the first quarter of 2015 is a $4 million ($0.05 per basic and diluted share) revaluation gain on the embedded call option contained in the Ainsworth Notes. This derivative was extinguished when the Ainsworth Notes were redeemed early. Revaluation gains or losses included in the fourth, third and second quarters of 2014 are a $2 million ($0.02 per basic and diluted share) loss, a $12 million ($0.14 per basic and diluted share) loss and a $1 million ($0.01 per basic and diluted share) loss, respectively.

FUTURE CHANGES IN ACCOUNTING POLICIES

(i) Income Taxes

In January 2016, the IASB issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of these amendments on its financial statements.

(ii) Cash Flow Statement Disclosure

In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments are effective for the year ending January 1, 2017 and the Company is currently assessing the impact of this amendment on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Management has selected appropriate accounting policies and made certain estimates and judgements that affect the reported amounts and other disclosures in the financial statements. These accounting policies, estimates and judgements are described in the 2015 audited annual financial statements of the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal controls over financial reporting and disclosure controls and procedures during the three months ended March 26, 2016 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

In accordance with the provisions of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company’s internal control over financial reporting and disclosure controls and procedures to exclude controls, policies and procedures of Ainsworth. Norbord completed its Merger on March 31, 2015.

Ainsworth’s contribution to the Company’s consolidated financial statements for the quarter ended March 26, 2016 was approximately 28% of consolidated sales and approximately 37% of consolidated Adjusted EBITDA. As at March 26, 2016, Ainsworth’s current assets and current liabilities were approximately 18% and 16% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were approximately 38% and 1% of consolidated non-current assets and non-current liabilities, respectively.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

NON-IFRS FINANCIAL MEASURES

The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.

Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include costs related to the Merger, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. The actual income tax (expense) recovery is (added back) deducted and a tax (expense) recovery calculated at the Canadian combined federal and provincial statutory rate is (deducted) added. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	Q1 2016	Q4 2015	Q1 2015
Earnings (loss)	$23	$13	$(37)
Add: Merger transaction costs	—	—	7
Add: Other costs incurred to achieve Merger synergies	1	3	1
Add: Foreign exchange loss on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Add: Reported income tax expense (recovery)	3	6	(14)

Adjusted pre-tax earnings (loss)	27	22	(19)
Less: Income tax (expense) recovery at statutory rate(1)	(7)	(6)	5

Adjusted earnings (loss)	$20	$16	$(14)

(1)	Represents Canadian combined federal and provincial statutory rate.

Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Non-recurring items include costs related to the Merger, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes and costs on early debt extinguishment. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the business cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q1 2016	Q4 2015	Q1 2015
Earnings (loss)	$23	$13	$(37)
Add: Finance costs	13	14	14
Add: Depreciation and amortization	21	21	21
Add: Income tax expense (recovery)	3	6	(14)
Add: Merger transaction costs	—	—	7
Add: Other costs incurred to achieve Merger synergies	1	3	1
Add: Foreign exchange loss on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)

Adjusted EBITDA	$61	$57	$16

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Operating working capital is defined as accounts receivable plus inventory, prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality, and sales expansions and contractions.

(US $ millions)	Mar 26, 2016	Dec 31, 2015	Mar 28, 2015
Accounts receivable	$153	$135	$144
Inventory	209	181	194
Prepaids	9	10	12
Accounts payable and accrued liabilities	(199)	(201)	(204)

Operating working capital	$172	$125	$146

Total working capital is operating working capital plus cash and tax receivable less bank advances, if any and tax payable.

(US $ millions)	Mar 26, 2016	Dec 31, 2015	Mar 28, 2015
Operating working capital	$172	$125	$146
Cash	14	9	51
Bank advances	—	—	(3)
Tax receivable	—	—	2
Tax payable	(1)	—	—

Total working capital	$185	$134	$196

Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	Mar 26, 2016	Dec 31, 2015	Mar 28, 2015
Property, plant and equipment	$1,246	$1,260	$1,275
Intangible assets	19	18	12
Accounts receivable	153	135	144
Prepaids	9	10	12
Inventory	209	181	194
Accounts payable and accrued liabilities	(199)	(201)	(204)

Capital employed	$1,437	$1,403	$1,433

ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the business cycle.

ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the business cycle and targets top-quartile performance among North American forest products companies.

Cash provided by (used for) operating activities per share is calculated as cash provided by (used for) operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash. Net debt for financial covenant purposes is Net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	Mar 26, 2016	Dec 31, 2015	Mar 28, 2015(1)
Long-term debt, principal value	$755	$755	$440
Add: Other long-term debt	55	30	45
Add: Bank advances	—	—	3
Less: Cash	(14)	(9)	(4)

Net debt	796	776	484
Less: Other long-term debt	(55)	(30)	(45)
Add: Letters of credit	8	5	3

Net debt for financial covenant purposes	$749	$751	$442

(1)	Figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.

Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	Mar 26, 2016	Dec 31, 2015	Mar 28, 2015(1)
Shareholders’ equity	$527	$519	$322
Less: Intangible assets	(19)	(18)	—
Add: Other comprehensive income movement(2)	56	47	45
Add: Impact of Ainsworth adopting USD as its functional currency	155	155	—
Add: IFRS transitional adjustments	21	21	21

Tangible net worth	$740	$724	$388

(1)	Figures have not been restated for the Merger as financial covenants pre-Merger were based on Norbord on a standalone basis.
(2)	Cumulative subsequent to January 1, 2011.

Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.

Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau and Forest Economic Advisors, LLC (FEA) which we may refer to but have not independently verified; (17) the integration of the Ainsworth operations; and (18) the ability of the combined Company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.